Exhibit 99.1

NIP Group Announces Appointment of New Independent Director

SHENZHEN, China, Oct. 7, 2024 – NIP Group Inc. (NASDAQ: NIPG) (“NIP Group” or the “Company”), a leading digital entertainment company, today announced the appointment of Randy Hearst Harris as an independent director to its Board of Directors (the “Board”), effective September 24, 2024.

Mr. Harris, founder of the sports management company 3V, brings a wealth of experience to NIP Group’s Board. A Loyola Marymount University graduate, Mr. Harris is a seasoned investor with a diverse portfolio spanning real estate, technology, and AI ventures. As a member of the Hearst family, his familiarity and understanding of the media and entertainment landscape, particularly in the North America region, makes him a valuable addition to the Company’s Board.

“We are delighted to welcome Randy Hearst Harris to our board as an independent director,” said Mario Ho, Chairman and Co-CEO of NIP Group. “Randy’s extensive experience and passion for the digital sector make him an exceptional addition to NIP Group. His unique blend of expertise across sports management, technology, and digital entertainment aligns perfectly with our strategic vision. As we continue to expand our global footprint, Randy's insights will be invaluable in driving our growth and shaping our future direction.”

Hicham Chahine, Co-Founder and Co-CEO of NIP Group, added, “Randy Hearst Harris brings a wealth of leadership experience and a profound understanding of the industries central to our business model. His unique perspectives and proven track record will be instrumental in helping to guide NIPG through this transformative period of growth.”

About NIP Group Inc.

NIP Group (NASDAQ: NIPG) is a digital entertainment company created for a growing global audience of gaming and esports fans. The business was formed in 2023 through a merger between legendary esports organization Ninjas in Pyjamas and digital sports group ESV5, which includes eStar Gaming, a world-leader in mobile esports. Building on the success of its competitive teams with an innovative mix of business ventures, including talent management, event production, hospitality and game publishing, NIP Group is developing transformational experiences that entertain, inspire and connect fans worldwide, to expand its global footprint and engage digital-first gamers where they are. NIP Group currently has operations in Sweden, China, Abu Dhabi and Brazil, and its esports rosters participate across multiple game titles at the biggest events around the world.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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NIP Group Inc.

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